United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	March 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Med-X Systems, Inc
Full Name of Registrant
N/A
Former Name if Applicable
2 West 46th Street
Address of Principal Executive Office (Street and Number)
New York, NY 10036
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Med-X Systems, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2008 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Alan Moadel	212	653-8940
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  The Company has yet to file its Annual Report on Form 10-K for fiscal year ended December 31, 2007.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company anticipates a significant change in the consolidated results of operations the quarter ended March 31, 2008 as compared to the quarter ended March 31, 2007, as a result of the acquisition of its wholly-owned subsidiary Cranston Inc., a New York corporation ("Cranston"). The acquisition was consummated on August 30, 2007. For accounting purposes, Cranston has accounted for the transaction as a reverse acquisition and Cranston is the surviving entity. From 1989, until the date of the exchange, Med-X was an inactive entity, with no operations. The Company did not recognize goodwill or any intangible assets in connection with the transaction. The Company’s estimated consolidated loss for the quarter ended March 31, 2008 is $31,000 as compared to the loss of $82,000 for the quarter ended March 31, 2007. The estimated loss of $82,000 for the quarter ended March 31, 2007 is the operational result of Cranston.

  Cranston had revenues of $41,402 in the quarter ended March 31, 2007, as compared to estimated revenues of $0 in the quarter ended March 31, 2008. The loss in the first quarter of 2008 was lower than the loss in the first quarter of 2007 because Cranston’s management had lower operating costs for items such as rent and payroll and eliminated its sales and marketing activities.

MED-X SYSTEMS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-16-2008	By /s/	Alan Moadel	Title:	Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).